UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._ )*

J. Crew Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H 40 2

(CUSIP Number)

Michael B. Farnell Jr., Counsel

Texas Pacific Group

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

With a copy to:

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H 40 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 17,932,035
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,364,593
PERSON WITH	9	SOLE DISPOSITIVE POWER 17,932,035
	10	SHARED DISPOSITIVE POWER 3,364,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,296,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON* CO

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the "Common Stock"), of J. Crew Group, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 770 Broadway, New York, New York 10003.

Item 2.	Identity and Background.

This statement is being filed by TPG Advisors II, Inc., a Delaware corporation ("Advisors II").

The address of the principal business and office of Advisors II is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of Advisors II is serving as the sole general partner of entities engaged in making investments in securities of public and private companies. Advisors II is the general partner of TPG GenPar II, L.P., which is the general partner of each of TPG Partners II, L.P. (“Partners II”), TPG Parallel II, L.P. (“Parallel II”), TPG Investors II, L.P. (“Investors II”) and TPG 1999 Equity II, L.P. (“Equity II”, and together with Partners II, Parallel II and Investors II, the “TPG Funds”).

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors II are listed on Schedule I hereto. Each of Advisors II and the individuals referred to on Schedule I hereto is a United States citizen.

During the last five years, neither Advisors II nor, to the best knowledge of Advisors II, any person named in Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer, its shareholders at the time and Partners II entered into a Recapitalization Agreement dated as of July 22, 1997, as amended as of October 17, 1997 (the "Recapitalization Agreement"), which provided for the recapitalization of the Issuer (the "Recapitalization"). Pursuant to the Recapitalization Agreement, the Issuer purchased from its shareholders all outstanding shares of the Issuers' capital stock, other than shares having an implied value of $11.1 million, almost all of which continued to be held by Ms. Emily Scott, and which represented 14.8% of the outstanding shares of Common Stock of the Issuer immediately following such transaction. Cash funding for the Recapitalization (which was consummated on October 17, 1997) totaled $559.7 million and was satisfied through the purchase by the TPG Funds of an aggregate $188.9 million in the Issuer’s equity securities (together with an aggregate $330.8 million in borrowings and $40.0 million in proceeds from the securitization of certain of the Issuer's accounts receivable). The TPG Funds’ equity investment consisted of (i) the purchase of the Issuer’s Common Stock (representing 85.2% of the outstanding shares) for $63.9 million and (ii) the purchase of $125.0 million in liquidation value of the Issuer’s preferred stock. The funds required for the TPG Funds’ consummation of the Recapitalization were obtained from general funds available to them and their affiliates.

On August 16, 2005, Partners II, Parallel II and Investors II (collectively, the “Purchasers”) entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer.  The Purchasers agreed to purchase from the Issuer a certain number of shares of its Common Stock (the “Purchased Securities”) at a purchase price per share equal to the public offering price per share of the Common Stock (the “IPO Price”) to be sold in the Issuer’s initial public offering (“IPO”), equal to the aggregate liquidation value of the Series A Preferred Stock and Series B Preferred Stock held by the Purchasers, divided by the IPO Price (the “TPG Subscription”). Under the terms of the Purchase Agreement, delivery and payment for the Purchased Securities is to be made on the date of redemptions for the Series A Preferred Stock and Series B Preferred Stock, currently scheduled for July 13, 2006 (the “Redemption”). Upon consummation of the IPO, the price of number of shares of Common Stock to be purchased was set at $20.00 per share and 3,647,000 shares, respectively, resulting in an aggregate purchase price equal to $73.5 million. As the purchase of the shares of Common Stock and the Redemption are occurring simultaneously, the TPG Subscription will not require the expenditure of any funds by Advisors II or the TPG Funds.

On February 4, 2003, the Issuer entered into a credit agreement (as amended and restated from time to time, the “Credit Agreement”) with TPG-MD Investment, LLC, a Delaware limited liability company (“TPG-MD”, an entity controlled by an affiliate of Advisors II and Mr. Millard Drexler. The Issuer issued to TPG-MD 5.0% Notes Payable in connection with TPG-MD’s extension of a Tranche A loan and a Tranche B loan, each in aggregate principal amounts of $10.0 million. In accordance with the terms of the Credit Agreement, on July 3, 2006, immediately prior to the consummation of the IPO, TPG-MD exercised its right to convert the 5.0% Notes Payable (including accrued and unpaid interest, into shares of the Issuer’s Common Stock at an exercise price of $3.52 per share (the “Conversion”). Upon the Conversion, the TPG Funds received 3,364,593 shares of Common Stock.

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Item 4.	Purpose of Transaction.

The TPG Funds and Advisors II acquired shares of Common Stock as described above for investment purposes and to influence the management, policies and control of the Issuer with the aim of increasing the value of the Issuer and the TPG Funds’ investments.

Advisors II intends to seek to dispose of its shares of Common Stock (including, without limitation, distributing some or all of such shares to Advisors II’s and/or the TPG Funds’ members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the lock-up period (described below) and other investment considerations.

In addition to the foregoing, Advisors II at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of Advisors II and/or other investment considerations.

Other than as described above, Advisors II reports that neither it, nor to its knowledge any of the other persons named on Schedule I, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Advisors II may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of June 27, 2006 and the date of this filing, Advisors II (through its relationship with the TPG Funds and affiliation with TPG-MD) may be deemed to beneficially own an aggregate of 21,296,628 shares of Common Stock, including 3,674,000 shares for which the Purchasers have a right to acquire pursuant to the Purchase Agreement and 3,364,593 shares acquired on July 3, 2006 upon the Conversion. Therefore, Advisors II may be deemed to beneficially own an aggregate 39.2% of the outstanding Common Stock, based on the 54,884,000 shares of Common Stock outstanding on June 27, 2006, as represented by the Issuer in its Final Prospectus dated June 27, 2006. Advisors II has sole voting and dispositive power over all such shares other than those shares acquired through the Conversion, which are held in conjunction with Mr. Drexler through TPG-MD.

(c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Advisors II or to the best of its knowledge, any of the individuals identified in Schedule I.

(d)	Not applicable.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On July 3, 2006, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the TPG Funds relating to the shares of Common Stock owned by the TPG Funds (including any shares subsequently acquired by them). Subject to certain exceptions, including the Issuer’s right to defer a demand registration under certain circumstances, the TPG Funds have the right to require the Issuer to register for public sale under the Securities Act of 1933 (the “Securities Act”) all shares of Common Stock that they request be registered at any time following the expiration of the lock-up period in connection with the IPO. The TPG Funds are also entitled to piggyback registration rights with respect to any future registration statement filed by the Issuer for an underwritten public offering of the Issuer’s securities. The TPG Funds are subject to a lock-up period of 180 days following the date of the Issuer’s Final Prospectus (June 27, 2006).

In addition, Mr. Drexler and Ms. Scott have rights under stockholders’ agreements with the Issuer and the TPG Funds to cause the Issuer to register their respective shares of Common Stock under the Securities Act. These rights include piggyback registration rights to require the Issuer to include these stockholders’ shares in any registered offering including shares held by the TPG Funds. In addition, Mr. Drexler has demand registration rights commencing as of the first anniversary of the Issuer’s IPO similar to those described above. Mr. Drexler and Ms. Scott are also subject to a lock-up period of 180 days following the date of the Final Prospectus.

Stockholders’ Agreements

Under a stockholders’ agreement, as amended by a letter agreement, among the Issuer, Ms. Scott and the TPG Funds (the “Scott Agreement”), Ms. Scott has a right to include her shares in a registered offering that includes shares of common stock held by the TPG Funds. Under the terms of the Scott Agreement, the Issuer is required to obtain Ms. Scott’s consent before engaging in a transaction with any affiliate of Partners II, provided that her consent may not be unreasonably withheld. This stockholders’ agreement also imposes certain restrictions on the transfer of shares of the Issuer’s common stock held by Ms. Scott and Partners II, and contains customary tag-along and drag-along rights. Under the Scott Agreement, the TPG Funds have agreed to vote for Ms. Scott and a nominee chosen by her as members of the board of directors and Ms. Scott has agreed to vote for three director nominees chosen by the TPG Funds. The Scott Agreement terminated following the completion of the IPO including the drag-along rights. However, the transfer restrictions, tag-along rights, right to include shares in a registered offering and rights in connection with the election of directors survive such termination.

Under a stockholders’ agreement between the TPG Funds and Mr. Drexler (the “Drexler Agreement”), Mr. Drexler has registration rights with respect to shares of the Issuer’s Common Stock owned by him or acquired pursuant to the exercise of his options. Mr. Drexler’s stockholders’ agreement also imposes certain restrictions on the transfer of shares of Common Stock held by him and the TPG Funds, containing customary tag-along and drag-along rights.

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 Lock-up Agreements

Notwithstanding the foregoing, the Issuer and the holders of approximately 57% of the Issuer’s shares outstanding after the consummation of the IPO, the Conversion and the TPG Subscription and 44% of the Issuer’s shares issuable under option exercises and grants outstanding as of April 29, 2006 — including, among others, the Issuer’s directors and executive officers — have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Issuer’s Final Prospectus (June 27, 206) continuing through the date 180 days after the date of the Final Prospectus, except, in the Issuer’s case, issuances upon exercises of options outstanding under existing option plans and the issuance of Common Stock in connection with the TPG Subscription and the Conversion.

Except as set forth herein, to the best knowledge of Advisors II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1

Amended and Restated Credit Agreement, dated as of May 15, 2006, by and among TPG-MD Investment, LLC the J. Crew Operating Corp. and J. Crew Group, Inc. (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-1 filed on May 17, 2006).

Exhibit 2

Purchase Agreement, dated as of August 16, 2005, by and between J. Crew Group, Inc. and TPG Partners II, L.P., TPG Parallel II, L.P. and TPG Investors II, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed on August 17, 2005).

Exhibit 3

Registration Rights Agreement, dated as of July 3, 2006, by and between J. Crew Group, Inc. and TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 3, 2006).

Exhibit 4

Stockholder’s Agreement dated as of January 24, 2003, among J. Crew Group, Inc., TPG Partners II, L.P., and Millard S. Drexler (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2003).

Exhibit 5

Stockholder’s Agreement dated as of October 17, 1997, among J.Crew Group, Inc., TPG Partners II, L.P., and Emily Scott (fka Emily Woods) (incorporated by reference to Exhibit 4.4(b) to the Company’s Registration Statement on Form S-1 filed on August 17, 2005).

Amendment to Stockholders’ Agreement dated as of February 3, 2003, among J. Crew Group, Inc., TPG Partners II, L.P. and Emily Scott (fka Emily Woods) (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on February 7, 2003).

Exhibit 6	Lock-Up Agreement (incorporated by reference to the Issuer’s Registration Statement on Form S-1 filed on May 17, 2006).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2006

TPG Advisors II, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

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Schedule I

EXECUTIVE OFFICERS AND DIRECTORS

OF

TPG ADVISORS II, INC.

The names of the directors and the names and titles of the executive officers of TPG Advisors II, Inc. (“TPG”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TPG at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TPG and each individual is a United States citizen.

Name	Title

David Bonderman	Chairman of the Board, President

James G. Coulter	Vice President

William S. Price III	Vice President

John E. Viola	Vice President, Treasurer

David A. Spuria	Vice President, Secretary

Thomas E. Reinhart	Vice President

Jonathan J. Coslet	Vice President

D. Thomas Keltner	Chief Compliance Officer and Assistant Secretary

G. Douglas Puckett	Assistant Treasurer

S. Michelle Reese	Assistant Secretary

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